RENT USA, INC.
                                                                       PO Box 10
                                                             San Dimas, CA 91733

January 29, 2001

VIA EDGAR

Russell Mancuso
Special Counsel
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549-0306

Re: Rent USA, Inc.
       CIK:  0001099946
       COMMISSION FILE NO. 333-52746, APPLICATION FOR WITHDRAWAL

Dear Mr. Mancuso:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Rent USA, Inc. [The "Registrant"] hereby applies for an order granting the immediate withdrawal of its registration statement on Form SB-2 together with all exhibits thereto, Commission File No. 333-52746 [the "Registration Statement"]. The Registration Statement was originally filed with the Securities & Exchange Commission [the "Commission"] on December 26, 2000.

The Registrant has made arrangements for another source of financing which will not immediately require a registration of stock and the plan under which the Form SB-2 was filed will no longer be pursued. It should be noted that no prospectus was ever mailed to Senior Care holders of common stock, no money was ever received on account of the offering and therefore, withdrawal of the Registration Statement will not adversely affect any shareholder or other person.

If you have any questions regarding the foregoing application for withdrawal, please contact Registrant, Rent USA, Inc. by contacting Cort Hooper, President at Rent USA, PO Box 10, San Dimas, CA 91733, telephone number (909) 287-1500.

                                      Sincerely,
                                      Rent USA, Inc.

                                      /s/ Cort Hooper
                                      ------------------------------------
                                      President